

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 21, 2015

Via E-mail
Jason A. Kulas
Chief Executive Officer
Santander Drive Auto Receivables LLC
1601 Elm Street, Suite 800
Dallas, Texas 75201

> **Re: Santander Drive Auto Receivables LLC**
> **Amendment No. 2 to Registration Statement on Form SF-3**
> **Filed December 15, 2015**
> **File No. 333-206684**

Dear Mr. Kulas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2015 letter.

General

1. We note your revisions in response to prior comment 1 to clarify that only SCUSA as sponsor will make representations and warranties about the receivables and have a repurchase obligation due to a breach of those representations and warranties in certain places, such as on pages 7 and 69 of the prospectus, and reissue. Your prospectus still contains several references to representations and warranties made by the depositor and the depositor's obligation to repurchase assets due to a breach. For example, we note your statement on page 51 that the asset representations reviewer will be responsible for reviewing receivables for compliance "with the representations and warranties made by the sponsor and the depositor…" and the statement on page 90 that if a breach materially and adversely affects the interests of the issuing entity or the noteholders, "then the depositor will … repurchase that receivable from the issuing entity…" Please revise

these references and make all other necessary conforming revisions throughout the prospectus.

The Transfer Agreements and the Administration Agreements

Requests to Repurchase and Dispute Resolution, page 93

2. We note your revisions at the top of page 94 in response to prior comment 5 that, for transactions in which the initial bona fide offer occurs on or after November 23, 2016, disclosure about repurchase demands will be provided in accordance with Item 1125(h) of Regulation AB. The loan-level reporting requirement for assets that are subject to demand for the auto loan asset class is contained in Item 3(h) of Schedule AL, which is contained in Item 1125 of Regulation AB. Please revise. Please also revise your transaction agreements, including Section 9.24 of the Form of Sale and Servicing Agreement filed as Exhibit 10.1, to incorporate the revised provisions.

3. We also note your response to prior comment 8 and reissue. As the Commission intended the dispute resolution requirement to be separate and distinct from the other shelf eligibility requirements, including the asset representations review requirement, the asset representations reviewer's findings with respect to a receivable should not foreclose an investor from exercising its right to initiate dispute resolution with respect to the repurchase of such receivable. Among other things, this will permit an investor to dispute the asset representations reviewer's findings or the sufficiency of the asset representations reviewer's tests. Please revise your disclosure to provide that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Exhibits

Exhibit 4.1 Form of Indenture

Article VI The Indenture Trustee, page 26

4. Section 6.2(f) states that the indenture trustee is under no obligation to exercise any of the rights or powers vested in it by this indenture or to take any actions related to the indenture unless the noteholders have provided reasonable security or indemnity. Please revise to clarify both here and in the prospectus, where appropriate, that such contractual provisions will not undermine the indenture trustee's duties in connection with actions required by the shelf eligibility criteria relating to investor communications, dispute resolution and the asset representations review.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3731 with any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: John Ruckdaschel, Santander Consumer USA
        Jeb Ebbot, Santander Consumer USA